NEWS RELEASE
BROOKFIELD PROPERTIES
NAMES NEW CFO
NEW YORK, March 27, 2007 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced that Bryan Davis has been named Senior Vice President and Chief Financial Officer, effective March 31, 2007. Davis, a Chartered Accountant, was with Brookfield Asset Management (BAM: NYSE, TSX) for eight years, most recently as a Managing Partner and Senior Vice President, Finance. Prior to BAM, Davis worked in the restructuring and advisory services group at Deloitte & Touche in Toronto.
Davis will succeed Craig Laurie who has served as Brookfield Properties’ Chief Financial Officer for the past four years. Mr. Laurie is moving to a new position at BAM in which he will help the company expand its asset management business and operating platform in New York.
“We are most grateful to Craig for his four years of dedicated service, a period of time in which Brookfield Properties doubled in size. Craig’s contributions were invaluable as he strengthened our disclosure, reporting and corporate structure during a period of expansion and growth,” said Ric Clark, President & CEO of Brookfield Properties Corporation. “We welcome Bryan Davis, whose financial expertise will enable us to further develop the financial strategies necessary for our continued growth, particularly as we monetize our 17 million square foot development pipeline and work to make accretive acquisitions,” Clark concluded.
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One of North America’s largest commercial real estate companies, Brookfield Properties Corporations owns, develops and manages premier office properties. The office properties portfolio is comprised of interests in 113 properties totaling 74 million square feet in the downtown cores of New York, Boston, Washington, D.C., Los Angeles, Houston, Toronto, Calgary and Ottawa. Landmark assets include the World Financial Center in Manhattan, BCE Place in Toronto, Bank of America Plaza in Los Angeles and Bankers Hall in Calgary. The corporation also holds interests in over 17 million square feet of high-quality, centrally-located development properties in its major markets. The corporation’s common shares trade on the New York and Toronto stock exchanges under the symbol BPO. For further information, visit www.brookfieldproperties.com.
Contact:   Melissa Coley, Vice President, Investor Relations and Communications, telephone: (212) 417-7215; email: mcoley@brookfieldproperties.com.